

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
1435 Mont-Saint-Guibert, Belgium

> **Re:** **Nyxoah SA**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 & 10.2**
> **Filed June 10, 2021**
> **File No. 333-257000**

Dear Dr. Taelman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance